Legion Capital Corporation

301 E. Pine St., Ste. 850

Orlando, Fl. 32801

(407) 986-4234

July 21, 2017

Ms. Jesicca Livingston, Staff Attorney

Ms. Era Anagnosti, Legal Branch Chief

Securities and Exchange Commission

Re: Legion Capital Corporation Form 1-A filing

File# 024-10708

Dear Ms. Livingston and Ms. Anagnosti,

This firm represents Legion Capital Corporation in the above referenced matter, and we are in receipt of your comment letter dated July 20, 2017 directed to the Form 1-A filed by Legion.

We have filed a Form 1-AA as of today, July 21, 2017, that we believe addresses your comments, as follows:

1.	We have revised the Corporate Note Purchase and Loan Agreement to eliminate the “has fully read and understands” language or anything language that appears like a waiver of legal rights of the investor under applicable securities laws.
2.	We have added the 12% default interest language to Paragraph 5 of the Note and Loan Agreement.

In addition, we have addressed a couple of other items discussed between myself and Ms. Livingston, specifically, (i) we have clarified the “Waiver of Jury Trial” language to specify that jurisdiction is under Florida law, and (ii) our law firm has amended its legal opinion to broaden the limitations section to cover contract and other applicable Florida law.

Thank you for your consideration in this matter.

Sincerely,

/	/s/ James S. Byrd Jr.
James S. Byrd, Jr. For Legion Capital Corporation